05037859

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2005 WASH. D.C.

SEC FILE NUMBER
8- 50062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMCAP FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8105 Irvine Center Drive
(No. and Street)

Irvine (City) California (State) 92618 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John W. Harrison (949) 585-7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaVine & Associates CPAs, Inc.
(Name – *if individual, state last, first, middle name*)

26691 Plaza, Suite 222 (Address) Mission Viejo, (City) CA (State) 92691 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 17 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen H. Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMCAP FINANCIAL SERVICES, INC., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman/CEO

Title

Notary Public

LINH MY LE
COMM. #1378454
Notary Public California
ORANGE COUNTY
My Comm. Expires October 5, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LaVine
& Associates
Certified Public Accountants, Inc.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors
ComCap Financial Services, Inc.
Irvine, California

We have audited the accompanying statements of financial condition of ComCap Financial Services, Inc., as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ComCap Financial Services, Inc. as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
February 10, 2005

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

COMCAP FINANCIAL SERVICES, INC.

Statements of Financial Condition

December 31,

ASSETS

	2004	2003
CURRENT ASSETS		
Cash	$202,398	$189,845
Deposits	23,472	23,393
Prepaid expenses and other assets	1,327	31,906
Goodwill	20,690	20,690
TOTAL CURRENT ASSETS	$247,887	$265,834

LIABILITIES AND STOCKHOLDER'S EQUITY

	2004	2003
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 14,024	$ 1,396
STOCKHOLDER'S EQUITY		
Common Stock – 10,000 shares authorized, 404 shares issued and outstanding	404	404
Additional paid-in capital	72	72
Retained earnings	233,387	263,962
TOTAL STOCKHOLDER'S EQUITY	233,863	264,438
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$247,887	$265,834

The accompanying notes are an integral part of the financial statements.

COMCAP FINANCIAL SERVICES, INC.

Statements of Operations

For The Year Ended December 31,

	2004	2003
REVENUES		
Income earned on fixed income securities	$ 7,328	$170,206
Interest and dividends	3,158	2,625
TOTAL REVENUES	10,486	172,831
EXPENSES		
Compensation and benefits	2,484	51,210
Other administrative expenses	4,858	4,510
Outside services	43,860	35,820
Professional fees	12,000	9,525
TOTAL EXPENSES	63,202	101,065
INCOME BEFORE INCOME TAX (BENEFIT) EXPENSE	(52,716)	71,766
INCOME TAX (BENEFIT) EXPENSE	(22,141)	31,687
NET (LOSS) INCOME	$(30,575)	$ 40,079

The accompanying notes are an integral part of the financial statements.

COMCAP FINANCIAL SERVICES, INC.

Statements of Changes in Stockholder's Equity

For the Year Ended December 31, 2004 and 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Stockholder's Equity at December 31, 2002	$ 404	$ 72	$223,883	$224,359
Net Income	-	-	40,079	40,079
Stockholder's Equity at December 31, 2003	404	72	263,962	264,438
Net Loss	-	-	(30,575)	(30,575)
Stockholder's Equity at December 31, 2004	$ 404	$ 72	$233,387	$233,863

The accompanying notes are an integral part of the financial statements.

COMCAP FINANCIAL SERVICES, INC.

Statements of Cash Flows

For the Year Ended December 31,

	2004	2003
Cash flows from operating activities:		
Net (Loss) Income	$ (30,575)	$ 40,079
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Accounts receivable	-	15,253
Prepaid expenses and other assets	30,579	(22,417)
Deposits	(79)	(11)
Increase (decrease) in operating liabilities:		
Accrued compensation and benefits	-	(14,553)
Accounts payable and accrued expenses	12,628	(171)
Net cash provided by operating activities	12,553	18,180
Net increase in cash and cash equivalents	12,553	18,180
Cash balance – Beginning of Year	189,845	171,665
Cash balance – End of Year	$ 202,398	$ 189,845
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ (59,550)	$ 51,096

The accompanying notes are an integral part of the financial statements.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

ComCap Financial Services, Inc. ("ComCap") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). Its primary income comes from fixed income securities sold to and bought from financial institutions and other institutional investors. ComCap also provides investment and asset liability management advice to its customers in conjunction with its broker-dealer activities. ComCap was previously named FIP, Inc., an S Corporation, and was the sole managing member of Financial Institutional Partners, LLC ("FIP, LLC"), a California limited liability company, which was organized in California on February 3, 1997. As discussed in Note 2, on July 1, 2002, the shareholders of ComCap and the members of FIP, LLC sold its ownership interests to Commercial Capital Bancorp, Inc. ("CCBI"). CCBI is a public company whose shares are traded on NASDAQ. FIP, LLC and its operations were merged into ComCap. As a result of this transaction, ComCap is a wholly owned subsidiary of CCBI and converted from an S Corporation to a C Corporation. ComCap experienced no significant changes in operations as a result of this transaction.

ComCap, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 has been omitted.

ComCap currently conducts its business in California.

Summary of Significant Accounting Policies

Use of Estimates - Management of ComCap has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income - Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Comprehensive income is the same as net income as reported in the Statement of Income for the years ended December 31, 2004 and 2003.

Fair Value of Financial Instruments - Substantially all of the ComCap's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents and certain receivables, are carried at fair value or contracted amounts, which approximate fair value due to the short period to maturity. Similarly, liabilities, including certain payables and accrued expenses, are carried at amounts approximating fair value.

Concentration of Credit Risk - ComCap has banking relations with a financial institution in which depository account balances exceed $100,000.

Cash Equivalents - ComCap considers all short-term money market instruments, with maturities of three months or less at the date acquired, to be cash equivalents.

Income Taxes - ComCap is taxed as a "C" Corporation for the years ended December 31, 2004 and 2003. The operations of ComCap will be included in the consolidated federal and state returns filed by its parent.

NOTE 2 – ACQUISITION OF COMCAP BY CCBI

On July 1, 2002, CCBI paid $78,545 to acquire the 404 outstanding shares of FIP, Inc. common stock and the member interests of FIP, LLC. The shareholders of FIP, Inc. and the members of FIP, LLC were also officers and directors of CCBI. The operations of FIP, LLC were merged into FIP, Inc. and the name was changed to ComCap, which is now a wholly owned subsidiary of CCBI. CCBI accounted for this transaction as a purchase business combination in accordance with SFAS 141 and the allocation of the purchase price to ComCap's assets and liabilities were pushed down to the books of ComCap, including the recording of $20,690 in goodwill.

NOTE 3 – GOODWILL

Goodwill represents the excess of purchase price over the fair value of net assets acquired by the Company.

The FASB issued SFAS No. 141, *Business Combinations* (SFAS 141), and SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS 142 requires that, effective January 1, 2002, goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment. Management determined that there was no impairment of goodwill as of December 31, 2004 and 2003.

NOTE 4 – INCOME TAXES

The current income tax expense included in the Statement of Income as determined in accordance with FASB Statement 109, Accounting for Income Taxes, is as follows:

	Federal	State	Total
2004			
Income Tax (Benefit) - Current	$(16,433)	$(5,708)	$ (22,141)
2003			
Income Tax Expense - Current	$ 21,581	$10,106	$ 31,687

Federal and state income taxes have been calculated as if ComCap filed a separate federal and state income tax return.

A reconciliation of the differences between the expected income tax expense or income computed at the U.S. statutory income tax rate and ComCap's income tax expense is as follows:

	2004	2003
Expected income tax (benefit) expense at U.S. statutory tax rate	$ (17,923)	$ 24,400
The effect of:		
Increase due to state taxes, net of U.S. federal income tax effects	(4,218)	7,287
Income Tax (Benefit) Expense	$ (22,141)	$ 31,687

NOTE 5 – COMMITMENTS AND CONTINGENCIES

ComCap's main office is located in Irvine, California and the facility is shared with affiliates. For the year ended December 31, 2003, there was no allocation agreement for any rental or administrative expenses. In March 2004, ComCap entered into an "Expense Sharing Agreement" with CCBI. The allocated expenses were deemed immaterial and have not been recorded on the books of ComCap, for the year ended December 31, 2004, in accordance with the terms of this agreement.

NOTE 6 – FINANCIAL OFF-BALANCE SHEET RISK

In the normal course of business, ComCap is involved in the execution of various customer securities transactions. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

NOTE 7 – NET CAPITAL REQUIREMENT

ComCap, as a broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. ComCap is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of total aggregate indebtedness arising from customer transactions, as defined.

At December 31, 2004 and 2003, ComCap had net capital, as defined of $168,792 and $188,449, which was $163,792 and $183,449 in excess of required net capital.

Schedule 1

COMCAP FINANCIAL SERVICES, INC.

Computation of Net Capital under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2004 and 2003

The computation of net capital under Rule 15c3-1 as of December 31, 2004 and 2003 computed by the Company on Form X-17A-5, Part IIA, filed with the National Association of Securities Dealers does not differ materially from the following computation, which is based on audited financial statements.

	2004	**2003**
Net stockholder's equity qualified for net capital	$233,863	$264,438
Deduct and/or charges:		
Nonqualifying assets	(44,381)	(55,299)
Goodwill	(20,690)	(20,690)
Net capital	168,792	188,449
Minimum net capital required	5,000	5,000
Excess net capital	$163,792	$183,449
Total aggregate indebtedness included in statement of financial condition	14,024	1,396
Ratio of aggregate indebtedness to net capital	.08 to 1	.01 to 1

RECONCILIATION
The following is reconciliation as of December 31, 2004, and 2003 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

	2004	2003
Net Capital – Company's computation	$170,790	$188,449
Reconciling items:		
Reclassification of balance sheet items	(1,998)	-
Net Capital	$168,792	$188,449

The accompanying notes are an integral part of the financial statements.

COMCAP FINANCIAL SERVICES, INC.

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2004 and 2003

The respondent claims an exemption under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

The accompanying notes are an integral part of the financial statements.

COMCAP FINANCIAL SERVICES, INC.

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3

December 31, 2004 and 2003

The respondent claims an exemption under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

The accompanying notes are an integral part of the financial statements.

LaVine
& Associates
Certified Public Accountants, Inc.

Independent Auditor's Report of Internal Control Structure Required By SEC Rule 17a-5

Board of Directors
ComCap Financial Services, Inc.
Irvine, California

In planning and performing our audit of the financial statements and supplemental schedules of ComCap Financial Services, Inc. ("ComCap"), for the year ended December 31, 2004 and 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by ComCap including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because ComCap does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by ComCap in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of ComCap is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which ComCap has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that ComCap's practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
February 10, 2005